UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 19)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Celanese AG
(Name of Subject Company (issuer))
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
Celanese Caylux Holdings Luxembourg S.C.A.
Celanese Europe Holding GmbH & Co. KG
(Names of Filing Persons (Offerors))
Ordinary Shares, no par value
(Title of Class of Securities)
D1497A101
(CUSIP Number of Class of Securities)
Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☑ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 19 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, Celanese Caylux Holdings Luxembourg S.C.A. (formerly known as BCP Caylux Holdings Luxembourg S.C.A.) and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a German limited partnership (the “Purchaser”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Purchaser or held by Celanese AG in treasury) upon the terms and conditions described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”), the Supplement (the “Supplement”), which was filed as Exhibit (a)(1)(A) to Amendment No. 10 to the Schedule TO on August 30, 2005 and the related Letter of Transmittals and the instructions thereto. A copy of the Letter of Transmittal relating to the mandatory offer was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. A Letter of Transmittal relating to the limited offer described in the Supplement was filed as Exhibit (a)(1)(B) to Amendment No. 10 to the Schedule TO on August 30, 2005. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
ITEM 1. SUMMARY TERM SHEET
     Item 1 of Schedule TO is hereby amended and supplemented by the following information:
     Section I, “Summary of the Offer,” of the Offer Document is hereby amended and supplemented by deleting the eighth sentence of the third paragraph of the response to the question, “How much time do I have to decide whether to tender my registered ordinary shares of Celanese AG?” in the sub-section “Initial Acceptance Period and Subsequent Acceptance Period” and inserting in lieu thereof the following two sentences:
     “On June 1, 2006 we announced the further extension of the subsequent acceptance period to August 1, 2006, 12:01 a.m. New York City time, 6:01 a.m. Central European Time, due to the ongoing award proceedings (Spruchverfahren) by dissenting shareholders. Shareholders should note that the subsequent acceptance period may be further extended beyond August 1, 2006 as a result of the continuation of such award proceedings and such extension may continue until such date which is two months after the date on which the final decision on the last motion ruled on such proceedings has been announced in the Federal Gazette (Bundesanzeiger).”
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4(a)(i)-(viii) of Schedule TO is hereby amended and supplemented by the following information:
     On June 1, 2006, the Bidder issued a press release which announced that the subsequent acceptance period of the mandatory offer by Purchaser to all Celanese Shareholders to acquire all their Celanese Shares at the offer price of EUR41.92 per Celanese Share, in cash, plus interest, upon the terms and conditions set forth in the Offer Document would be further extended and continue until August 1, 2006, 12:01 a.m. New York City time, 6:01 a.m. Central European Time, due to the ongoing award proceedings (Spruchverfahren) by dissenting shareholders.
Shareholders should note that the subsequent acceptance period of the mandatory offer may be further extended beyond August 1, 2006, 12:01 a.m. New York City time, 6:01 a.m. Central European Time, as a result of the continuation of such award proceedings and such extension may continue until such date which is two months after the date on which the final decision on the last motion ruled on such proceedings has been announced in the Federal Gazette (Bundesanzeiger).

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Item 6(c) of Schedule TO is hereby amended and supplemented by the following information:
     On May 30, 2006, Celanese Corporation announced that the Purchaser, has increased the cash compensation payment in relation to the transfer of shares held by the minority shareholders of Celanese AG to Celanese Europe Holding from €62.22 to €66.99. The additional compensation reflects the increase in the publicly traded price of Celanese AG shares since setting the cash compensation at €62.22 on March 10, 2006. The resolution relating to the squeeze-out transfer at the increased price was approved by shareholders of Celanese AG at the annual shareholders meeting held on May 30, 2006.
ITEM 12. EXHIBITS.
     Item 12 of Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(A)	Press Release of Purchaser, dated 1 June 2006.

(a)(5)(B)	Ad hoc Notice of Purchaser, dated 30 May, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 1, 2006

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Senior Managing Director

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Senior Managing Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

By:	Blackstone Management Associates (Cayman) IV L.P., its general partner

By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Senior Managing Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Senior Managing Director

CELANESE CORPORATION

By:	/s/ James E. Shields
Name: James E. Shields
Title: Vice President & Treasurer

CRYSTAL US HOLDINGS 3 L.L.C.

By:	/s/ James E. Shields
Name: James E. Shields
Title: Vice President & Treasurer

CELANESE HOLDINGS LLC

By:	/s/ James E. Shields
Name: James E. Shields
Title: Vice President & Treasurer

BCP CRYSTAL US HOLDINGS CORP.

By:	/s/ James E. Shields
Name: James E. Shields
Title: Vice President & Treasurer

CELANESE CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By: Celanese Caylux Holdings Ltd., its general partner

By:	/s/ Altfried Schrader
Name: Altfried Schrader
Title: Director

By:	/s/ Volker Stroh
Name: Volker Stroh
Title: Director

CELANESE EUROPE HOLDING GMBH & CO. KG

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Senior Managing Director